Filed Pursuant to Rule 433

Registration No. 333-233608

Final Term Sheet

September 16, 2020

VERIZON COMMUNICATIONS INC.

$1,000,000,000 1.500% Notes due 2030

Issuer:	Verizon Communications Inc. (“Verizon”)

Title of Securities:	1.500% Notes due 2030 (the “Notes”)

Trade Date:	September 16, 2020

Settlement Date (T+2):	September 18, 2020

Maturity Date:	September 18, 2030

Aggregate Principal Amount Offered:	$1,000,000,000

Public Offering Price:	99.889% plus accrued interest, if any, from September 18, 2020

Underwriting Discount:	0.400%

Proceeds to Verizon (before expenses):	99.489%

Interest Rate:	1.500% per annum

Interest Payment Dates:	Semiannually on each March 18 and September 18, commencing March 18, 2021

Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000

Optional Redemption:	(i) at any time prior to June 18, 2030 (three months prior to maturity), make-whole call at the greater of 100% of the principal amount of the Notes being redeemed or the discounted present value at Treasury Rate plus 15 basis points, plus accrued and unpaid interest and (ii) at any time on or after June 18, 2030 (three months prior to maturity), at 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest

Allocation:

Principal Amount of Notes

BofA Securities, Inc.	$250,000,000

Citigroup Global Markets Inc.	250,000,000

Loop Capital Markets LLC	250,000,000

Siebert Williams Shank & Co., LLC	250,000,000

Total	$1,000,000,000

Purchasers:	BofA Securities, Inc. Citigroup Global Markets Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Reference Document:	Preliminary Prospectus Supplement, subject to completion, dated September 16, 2020; Prospectus dated September 4, 2019

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Loop Capital Markets LLC toll free at 1-888-294-8898 or Siebert Williams Shank & Co., LLC toll free at 1-646-775-4850 or contacting the issuer at:

Investor Relations

Verizon Communications Inc.

One Verizon Way

Basking Ridge, New Jersey 07920

Telephone: 212-395-1525

Internet Site: www.verizon.com/about/investors

No key information document (KID) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) has been prepared as the Notes will not be made available to any retail investor in the European Economic Area or in the United Kingdom.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.